UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2005
Commission file number 1-8022
CSX CORPORATION
CAPITAL BUILDER PLAN
CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm
The Finance Committee of the Board of Directors
CSX Corporation Capital Builder Plan
CSX Corporation
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of CSX Corporation Capital Builder Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Independent Certified Public Accountants
Jacksonville, Florida
June 2, 2006

CSX CORPORATION
CAPITAL BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2005	2004

ASSETS
Investments, at fair value:
Investment in Master Trust (see Note 3)	$470,286	$400,826
Loans to members	12,801	10,618

	483,087	411,444

RECEIVABLES
Employer contributions	47	46
Member contributions	1,010	861

	1,057	907

TOTAL ASSETS	484,144	412,351

LIABILITIES
Accrued expenses	40	40

NET ASSETS AVAILABLE FOR BENEFITS	$484,104	$412,311

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in Thousands)

ADDITIONS
Net appreciation in fair value of investment in Master Trust (see Note 3)	$66,772
Interest from loans to members	513
Employer contributions	9,355
Member contributions	29,267

105,907

DEDUCTIONS
Distributions to members	33,581
Fees and expenses	533

34,114

NET INCREASE	71,793

Net Assets Available for Benefits at Beginning of Year	412,311

Net Assets Available for Benefits at End of Year	$484,104

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan effective August 1, 1989 covering certain union employees of CSX Corporation (CSX or Plan Sponsor) and affiliated companies (collectively, the Company). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code (the Code) of 1986, as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.
Contributions: Members, as defined in the Plan document, may contribute from 1% to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis up to the current Code limit. Beginning January 1, 2003, members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may transfer distributions from another qualified plan or an individual retirement account (Rollover Account). Members may change contribution rates and investment elections daily.
The Company contributes the value of a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan (ESOP allocation). During 2005, the estimated number of shares required to fund the 2005 ESOP allocation were purchased on the open market. The stock was held in the Rabbi Trust for a short period of time between purchase and allocation to members’ accounts. All other Company contributions to the Plan were funded by the general assets of the Plan Sponsor.
The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
bargaining agreements but cannot exceed 50% of the Basic Capital Savings contribution made by or on behalf of the member. Basic Capital Savings contributions are limited to 6% of each member’s eligible compensation as defined in the Plan document. In accordance with the applicable collective bargaining agreement CSX may also make additional discretionary Company contributions to the Plan.
Diversification: All Company contributions are initially invested in CSX common stock, except for certain contributions that can be directed by the members of certain eligible groups as defined under the Plan. Members may immediately transfer these contributions made in CSX common stock to other investment options offered under the Plan.
Transfer/Reallocations: Beginning June 1, 2005, a trading restriction was placed on trade activities in all available investment funds. These restrictions require a 30-day period of time during which investments must remain in the fund (the holding period). If these trading restrictions are not followed, a redemption fee of 2% will apply to the current value of the units withdrawn prior to the expiration of the holding period. The trading restrictions will apply only to amounts transferred on or after June 1, 2005.
Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expenses. Company contributions are calculated in accordance with a bargained formula or benefit amount. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each Fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his account.
Vesting: Members are 100% vested in their accounts.
Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from an ESOP account or the Company match account even though those accounts are used in the calculation to

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.
Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates’ occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.
Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account, or upon disability or retirement, elect to receive monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any plan year shall be rolled over into an individual retirement account (IRA) at Centier Bank unless the member makes an alternate distribution request.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.
Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2005 were paid from Plan funds.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investments: The CSX Corporation Master Retirement Savings Plan Trust (Master Trust) holds all investments of the Plan, except for loans to members, along with investments of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
NOTE 3 — INVESTMENT IN MASTER TRUST
All investments of the Master Trust are held by The Northern Trust Company, the Master Trust’s trustee.
Cash and cash equivalents are valued at face value. Investments in CSX common stock, which are stated at fair value, are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at December 31. The collective trust fund has a benefit responsive feature and is valued at initial investment plus accrued income. Synthetic guaranteed investment contracts (defined on page 9) are reported at their contract values, which approximates fair value, because these investments have fully benefit responsive features.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST (continued)
Summarized financial information of the Master Trust is presented below:

	December 31
	2005	2004

Assets:
Investments at fair value:
Cash and cash equivalents	$7,683	$4,884
Mutual funds	393,608	427,518
CSX common stock	451,154	367,382
Common stock	33,669	—
Collective trust fund	28,554	24,820
Synthetic guaranteed investment contracts	327,070	311,130
Synthetic guaranteed investment contract wrappers	(11,406)	(20,225)

	1,230,332	1,115,509

Liabilities:
Accrued expenses	127	106

Net assets	$1,230,205	$1,115,403

Plan’s investment in the Master Trust’s net assets	$470,286	$400,826

Percentage of Plan’s investment in the Master Trust’s net assets	38%	36%

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST (continued)
Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2005 is as follows:

Net appreciation in fair value of investments in Master Trust determined by quoted market prices:
Mutual funds	$10,961
CSX common stock	96,685
Common stock	2,161
Collective trust fund	933

110,740
Interest and dividend income	26,362

Investment income for the Master Trust	$137,102

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract wrapper with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. A summary of the SICs at December 31, 2005 and 2004 is as follows:

	AIG Life	JP Morgan
	Contract	Contract	Total

December 31, 2005:
Fair value of investments	$164,268	$162,802	$327,070
Fair value of corresponding contract wrapper	(3,039)	(8,367)	(11,406)

Contract value	$161,229	$154,435	$315,664

Crediting rate	4.86%	5.82%
Average crediting rate	4.88%	5.84%

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST (continued)

	AIG Life	JP Morgan
	Contract	Contract	Total

December 31, 2004:
Fair value of investments	$156,765	$154,365	$311,130
Fair value of corresponding contract wrapper	(7,417)	(12,808)	(20,225)

Contract value	$149,348	$141,557	$290,905

Crediting rate	4.71%	6.24%
Average crediting rate	4.62%	5.76%
NOTE 4 — RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, the Master Trust received cash dividends from investments in CSX common stock of $3,863. The Plan’s share of these dividends was $2,226.
The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2005, the Master Trust earned interest of $223 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net appreciation in fair value investment in Master Trust in the statement of changes in net assets available for benefits.
NOTE 5 — INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. If necessary, the Plan Sponsor will take the required steps, if any, to bring the Plan’s operations into compliance with the Code.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 6 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

CSX CORPORATION
CAPITAL BUILDER PLAN
EIN: 62-1051971 Plan Number: 004
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Description of
Investment Including
Identity of Issue,	Maturity Date, Rate of
Borrower, Lessor, or	Interest, Collateral,
Similar Party	Par or Maturity Value	Current Value

*Members	Loans with interest rates of 4.0% to 11.0%, maturing through 2029	$12,801,185

* Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN
By:	/s/ JOANN M. BLIGH
Joann M. Bligh
Assistant Vice President Compensation and Benefits CSX Corporation (Plan Sponsor)

Date: June 8, 2006